RESUME IN MINUTES, INC.
3711B Madison Lane
Falls Church, VA 22041
(202) 247-8363

July 26, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Resume In Minutes, Inc.
File No. 333-166734

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1/A, File No. 333-166734, to 12:00 P.M. on July 27, 2010 or as soon as practicable thereafter.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RESUME IN MINUTES, INC.

By:   /s/ Novaira Haider __
Novaira Haider
Chief Executive Officer